

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2011

Mr. Ray A. Smith
CEO and President
Trycera Financial, Inc.
18200 Von Karman Ave, Suite 850
Irvine, CA 92612

> **Re: Trycera Financial, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 18, 2011**
> **Item 4.01 Form 8-K/A**
> **Filed April 26, 2011**
> **File No. 0-30872**

Dear Mr. Smith:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael Volley
Staff Accountant